August 24, 2018

Division of Corporation Finance Office of Information Technologies and Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission Staff Comments dated August 9, 2018, regarding Amesite Inc. Registration Statement on Form S-1 Filed July 13, 2018 File No. 333-226174

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the August 9, 2018 letter regarding the above-referenced Registration Statement on Form S-1. We are concurrently submitting via EDGAR this letter and Amendment No.1 to the Registration Statement on Form S-1 (the “Amendment”) For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission (the “Staff”), and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Registration Statement on Form S-1 Filed July 13, 2018

Cover Page

Staff Comment No. 1.

You state that the selling shareholders must sell their common stock at a fixed price until your common stock is quoted on the OTCQB or another public trading market otherwise develops. Please clarify your reference to another public trading market.

August 24, 2018

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the reference to another public trading market has been removed and replaced with “another over-the-counter system” which was the intended meaning of the statement.

Prospectus Summary

Overview, page 1

Staff Comment No. 2.

Please disclose that you have not developed a marketable product nor have you generated any revenues and that there can be no assurance you will ever develop a marketable product or generate revenues. Please add a corresponding risk factor.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have made the requested revisions in the prospectus overview section on page 1 and in the risk factors section on page 9 of the Amendment.

Risk Factors, page 9

Staff Comment No. 3.

Your certificate of incorporation includes a provision requiring that Delaware be the sole and exclusive forum for shareholder litigation matters. Please include a separate risk factor noting the specific types of actions subject to the exclusive forum provision. Please also highlight that such provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have made the requested revision on page 17 of the Amendment.

“We are an ‘emerging growth company’ and we cannot be certain…”, page 15

Staff Comment No. 4.

Please revise to explain that as a result of your election to delay the adoption of new or revised accounting standards, that have different effective dates for public and private companies until those standards apply to private companies, your financial statements may not be comparable to companies that comply with public company effective dates.

August 24, 2018

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have made the requested revision on page 15 of the Amendment.

Description of Business, page 19

Staff Comment No. 5.

You intend to develop an artificial intelligence and blockchain-driven online platform to offer degree building courses for learners. Please explain how you will use it to develop blockchain in the context of your business, and discuss any significant challenges and risks with regard to its implementation and accessibility.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have made the requested disclosure on page 20 in the Amendment and we have included additional risk factor disclosure on page 14.

Sales and Marketing, page 23

Staff Comment No. 6.

In light of your recent formation in 2017 and history of losses, please provide the basis for your belief that you will be able to launch your platform in your first year of operation.

Amesite Inc.’s Response:

For the period ended June 30, 2018, we signed our first customer contract. We believe that signing our first customer contract substantiates our belief that we will be able to launch our platform within our first year of operation. Under the contract we have committed to deliver our first products on time, in Q3 2018 or Q1 2019. We have also updated the disclosure on page 23 of the Amendment to disclose the signing of our first contract. The contract is the type that accompanies the kind of business that we are engaged in and was made in the ordinary course of business.

August 24, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 25

Staff Comment No. 7.

Please revise to provide a plan of operation or business plan that specifies the steps necessary to implement such plan, the timing for each step, the costs required to bring your product to market or generate significant amounts of revenues, and the sources of funding.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have made the requested revision on page 27 of the Amendment.

Liquidity and Capital Resources, page 27

Staff Comment No. 8.

We note that you believe the estimated proceeds from the private placement will be sufficient to meet your cash requirements through the 2018 calendar year. Please clarify whether these proceeds will be sufficient to meet your cash requirements for the next 12 months. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have made the requested clarification on page 28 of the Amendment under the heading “Funding Requirements.”

Directors and Executive Officers, page 32

Staff Comment No. 9.

Mr. Chong, your principal financial officer and principal accounting officer, is also currently serving as the Vice President of Finance and Administration at mCube Inc. Please disclose the number of hours per week that Mr. Chong will devote to Amesite's business activities.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that effective August 22, 2018, Mr. Chong resigned as our controller. We have updated the disclosure on page 32 to disclose the number of hours per week Mr. Chong devoted to our business activities prior to his resignation.

August 24, 2018

Certain Relationships and Related Party Transactions, page 46

Staff Comment No. 10.

Please disclose the names of the investors that are related parties that have purchased common stock in the insider investment and the basis on which they are related persons. Refer to Item 404(a)(1) of Regulation S-K.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have made the requested disclosure in tabular form on page 45 of the Amendment.

Staff Comment No. 11.

We note your disclosure that Dr. Sastry has advanced approximately $200,000 to Amesite OpCo for its operations is inconsistent with the disclosure on page F-10 which states that a shareholder advanced $28,728 and $205,000 to cover operating expenses. Please advise or revise. Further, please disclose the terms under which these funds were advanced and file any agreement related to these advances as an exhibit to your registration statement.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have made the requested clarification on page 45 of the Amendment.

Shares Eligible for Future Sale

Registration Rights, page 67

Staff Comment No. 12.

Please incorporate by reference or file the Registration Rights Agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have filed the Registration Rights Agreement as an Exhibit to the Amendment.

August 24, 2018

Financial Statements

March 31, 2018 Financial Statements, page F-14

Staff Comment No. 13.

Please revise to label only the interim financial statement information as unaudited in your balance sheet and statement of stockholder's equity.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have replaced the interim financial statements and provided audited financials for the period from January 1, 2018 to June 30, 2018. As a result, we do not believe this comment is still applicable.

General

Staff Comment No. 14.

You are registering for resale 13,090,586 shares of common stock, which represents substantially all of your outstanding common stock. Of this amount, 9,067,334 shares are being offered by Dr. Sastry, your CEO, and Mr. Tompkins, a former director and officer of Lola One, your predecessor. Given the size of the offering relative to the number of shares outstanding and the nature of the offering, the transaction appears to be an indirect primary offering. Please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). Your analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09, which can be found on our website.

Amesite Inc.’s Response:

For the reasons set forth below, Amesite Inc. (the “Company” or “Lola One Acquisition Corp.”) respectfully submits to the Staff that the proposed resale of shares of the Company’s common stock (the “Common Stock”) by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C under the Securities Act.

The Company has reviewed the Staff’s historical guidance as set forth in the Securities Act Rules, Compliance and Disclosure Interpretations, Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

August 24, 2018

C&DI 612.09 states in relevant part, that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background on the Transactions

The shares of Common Stock to be registered for resale on the Registration Statement on Form S-1 were issued in the following distinct transactions:

(1)	Transactions involving the issuance of securities of Lola One Acquisition Corp.;

(2)	The Merger (as defined below);

(3)	The Private Placement (as defined below);

(4)	The Insider Investment (as defined below); and

(5)	Payment for consulting services.

Pre-Merger Lola One Acquisition Issuances

On April 17, 2017, the Company issued an aggregate of 935,000 shares of Common Stock to Mark Tompkins for an aggregate purchase price equal to $23,375 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company, and an aggregate of 65,000 shares of Common Stock to Ian Jacobs for an aggregate cash purchase price equal to $1,625.

On March 26, 2018, the Company completed a 3.066668-for-1 forward stock split, resulting in 3,066,668 shares of Common Stock issued and outstanding.

On April 2, 2018 the Company issued an additional 33,333 shares of Common Stock to a legal service provider, bringing the total of Common Stock issued and outstanding to 3,100,000. We refer to the 3,100,000 shares of Common Stock herein as the “Pre-Merger Shares.”

August 24, 2018

The Merger

On April 27, 2018, Lola One Acquisition Corp., Lola One Acquisition Sub, Inc., and Amesite Operating Company (“Amesite OpCo”) entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, on April 27, 2018, Lola One Acquisition Sub, Inc. merged with and into Amesite OpCo, which was the surviving corporation and thus became our wholly-owned subsidiary (the “Merger”). At the effective time of the Merger, all of the issued and outstanding shares of Amesite OpCo’s Class B Common Stock, being 4,000,000 shares, all of which were held by Dr. Sastry and were issued on November 14, 2017 (being the date of incorporation of Amesite OpCo), were converted into 5,833,333 shares of our Common Stock (after adjustments due to rounding of fractional shares), with Dr. Sastry remaining the sole holder of all of such shares. We refer to the 5,833,333 post-conversion shares herein as the “Merger Shares”.

The Private Placement

Concurrently with the Merger, and as a condition to the Merger, we conducted the initial closing of a bona fide private placement (the “Private Placement”) exempt from registration under Section 4(a)(2) of the United States Securities Act of 1933, as amended (the “Securities Act”), with the final closing of the Private Placement taking place on June 8, 2018. During the Private Placement, we sold an aggregate of 2,921,145 shares of our Common Stock (the “Private Placement Shares”), at a purchase price of $1.50 per share.

The Insider Investment

Concurrently with the Private Placement, and as a condition of the Merger, certain investors introduced through relationships with Amesite OpCo affiliates purchased 895,829 shares of our Common Stock (the “Insider Investment Shares”) at a price of $1.20 per share for aggregate gross proceeds of approximately $1.07 million in a bona fide private placement exempt from registration under Section 4(a)(2) of the Securities Act (the transaction referred to herein as the “Insider Investment”).

Consulting Services

On July 13, 2018, the Company issued 340,278 shares of Common Stock (the “Consulting Shares”) in exchange for consulting services to be provided through September, 2019. The restricted Consulting Shares are subject to various provisions that prevent the holders thereof from selling, transferring or pledging the shares until the earlier of 12 months after the Company's Common Stock is quoted and traded on a public exchange or October 1, 2019.

Factor 1: How Long the Selling Stockholders Have Held the Shares.

The 13,090,586 shares of Common Stock to be registered for resale under the Registration Statement include (i) the 5,833,333 Merger Shares, (ii) the 3,100,000 Pre-Merger Shares, (iii) the 2,921,145 Private Placement Shares, (iv) the 895,829 Insider Investment Shares and (v) the 340,279 Consulting Shares. The Merger Shares, Pre-Merger Shares, Private Placement Shares, Insider Investment Shares and Consulting Shares are collectively referred to herein as the “Registration Shares”.  All of the Registration Shares were issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

August 24, 2018

As of the date of this letter, the Selling Stockholders have held, (i) the 3,066,667 Pre-Merger Shares since April 17, 2017 (or a period of approximately one year and four months) (ii) the 5,833,333 Merger Shares since April 27, 2018 (with such Selling Stockholder holding the 4,000,000 pre-conversion shares of Amesite OpCo since November 14, 2017) (or a period of approximately nine months based on ownership of the pre-conversion Amesite OpCo shares, or approximately four months based on just post-conversion ownership) (iii) the 33,333 Pre-Merger Shares since April 2, 2018 (or a period of approximately four months), (iv) 2,126,652 of the Private Placement Shares since April 27, 2018 (or a period of approximately four months), (vi) the 895,829 Insider Investment Shares since April 27, 2018 (or a period of approximately four months), (vii) 794,493 of the Private Placement Shares since June 8, 2018 (or a period of approximately two months), and (vii) the 340,279 Consulting Shares since July 13, 2018 (or a period of approximately one month).

The Registration Shares were issued pursuant to agreements that included customary investment and private placement representations. Certain holders of the Pre-Merger Shares, the recipient of the Merger Shares and certain purchasers of the Insider Investment Shares were stockholders of the Company between 9 months and over one year. For example, Dr. Sastry, the sole holder of the Merger Shares (as well as a holder of a portion of the Insider Investment Shares) had held all of the issued and outstanding shares of Amesite OpCo which were converted into Merger Shares since the date of incorporation of Amesite OpCo, being November, 2017. Further, Mr. Tompkins (also a holder of a portion of the Insider Investment Shares) and Mr. Jacobs have been holders of the 3,066,667 Pre-Merger Shares since April 17, 2017. These lengthy holding periods, coupled with other factors explained elsewhere in this letter, show that the Selling Stockholders acquired the Registration Shares for investment purposes, do not have intent to distribute the Registration Shares on behalf of the Company, and are not acting as underwriters.

While the Consulting Shares have been held for a relatively shorter period, compared to other Common Stock being registered for resale under the Registration Statement, cognizance must be taken of the fact that the consultant is contractually prohibited from transferring such Consulting Shares until the earlier of 12 months after the Company's Common Stock is quoted and traded on a public exchange or October 1, 2019.

Furthermore, the Staff’s “PIPEs” interpretation, as set forth in Securities Act, Compliance and Disclosure Interpretations, Question 116.19 (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering, the holding period of the Selling Stockholders, especially when considering the pre-Merger period that Dr. Sastry and Mr. Tompkins held shares in Amesite OpCo and Amesite Inc. (f/k/a Lola One Acquisition Corp.), respectively, should be more than sufficient for a valid secondary offering. This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions (including the Private Placement) a registration statement is required to be filed shortly after closing and declared effective shortly thereafter.

August 24, 2018

In addition, in this case, the Selling Stockholders understood that an extended holding period was possible, given the potential for a review of the Registration Statement by the Commission. The largest stockholder of the Company, Dr. Sastry, who holds an aggregate of 41.52% of the outstanding Common Stock of the Company, the second largest stockholder of the Company, Mark Tompkins, who holds 20.03% of the outstanding Common Stock of the Company, participants in the Insider Investment and the officers and directors of the Company also executed lock-up agreements (the “Lock-up Agreements”) that restrict their ability to sell their shares for 24 months from the closing of the Merger (the “Closing Date”) Mr. Tompkins’s lock-up only relates to the Inside Investment Shares he holds and not to the Pre-Merger Shares he holds. The lock-up provision on the Consulting Shares was contained in the consulting agreement itself and the lock-up is until the earlier of 12 months after the Company's Common Stock is quoted and traded on a public exchange or October 1, 2019. Further, the Company’s securities are not traded or quoted on any trading market. Given these facts, the Selling Stockholders did not expect to have the ability to quickly exit their position, even if they desired to do so (given the lack of a public trading market to sell their shares).

Factor 2: Circumstances under which the Selling Stockholders Received Their Shares.

As described above, the Selling Stockholders acquired their respective Registration Shares pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act by (i) purchasing the Pre-Merger Shares in Amesite Inc. (f/k/a Lola One Acquisition Corp.) before the Merger, (ii) the conversion of shares of Amesite OpCo into Merger Shares at the effective time of the Merger, (iii) purchasing the Private Placement Shares in the Private Placement, (iv) purchasing the Insider Investment Shares in the Insider Investment and (v) the issuance of the Consulting Shares as payment for consulting services provided to the Company.

In the agreements executed by each Selling Stockholder that participated in the Merger, Private Placement and Insider Investment, each Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) will not sell or otherwise dispose of any of the Common Stock, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iii) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment, (iv) was able to bear the economic risk of an investment in the Common Stock and able to afford a complete loss of such investment, and, importantly, for purposes of our analysis, (v) was acquiring the Common Stock with no present intention to distribute any of the Common Stock to any person.

August 24, 2018

The Private Placement and Insider Investment are more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. The Selling Stockholders have acquired the Pre-Merger Shares, Merger Shares, Private Placement Shares, Insider Investment Shares and Consulting Shares without any agreement or arrangement regarding the price at which it will resell the Common Stock to the public pursuant to the Registration Statement other than a price of $1.50 per share as required by SEC rules. As such, unlike a traditional underwriter, the Selling Stockholders are taking an investment risk with regard to the securities they acquired and there is no certainty that they will receive a premium on the resale of any Common Stock. In addition, the Company’s Common Stock is not listed on an exchange or quoted on any market. As a result, there is no public trading market for the holders of the Registration Shares and until our Common Stock is listed on an exchange or quoted on a market, the Selling Stockholders may only resell the Registration Shares at a fixed price of $1.50 per share. Therefore, the Selling Stockholders may not be able to resell the Registration Shares at or above its investment price.

In addition, the Selling Stockholders that hold a majority of the Registration Shares received were long-term stockholders of Amesite OpCo and Amesite Inc. (f/k/a Lola One Acquisition Corp.) prior to the Merger, with such Selling Stockholders holding shares between nine months and over one year. These Selling Stockholders invested pursuant to stock purchase agreements in a bona fide private placement with customary investment and private placement representations similar to those above solely for investment with no present intention to distribute any of the shares to any person.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Registration Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Moreover, the Selling Stockholders holding the Merger Shares, Inside Investment Shares and the Consulting Shares are subject to lock-up periods. The lock-up period is, (i) 24 months from the Closing Date for the Merger Shares and the Inside Investment Shares, and (ii) no later than the earlier of, (a) one year after the Company’s stock is listed or quoted and trading on a public exchange or (b) October 1, 2019 for the Consulting Shares.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective.

Factor 3: The Selling Stockholders’ Relationship to the Company.

There are a total of 78 Selling Stockholders, of whom six are affiliates of the Company (the “Affiliates”) offering an aggregate of 9,317,332 Registration Shares. These persons are identified in the table below:

Name	Number of Selling Stockholder Shares
Ann Marie Sastry, Chief Executive Officer & Director	6,116,667
J. Michael Losh, Director	41,666
Edward Frank, Director	41,666
Richard Ogawa (Including shares held by Ogawa P.C.), Director	66,666
Anthony Barkett, Director	50,000
Mark Tompkins, 10%> Stockholder	2,950,667

August 24, 2018

Notwithstanding the sizeable percentage of Registration Shares being held by the Affiliates, the affiliate status of a stockholder alone does not turn a valid secondary offering into an indirect primary offering. As indicated by Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” We believe that the Staff’s guidance contained in C&DI 216.14 applies equally to the registration of securities for resale on Form S-1, such as the Registration Statement. Together, the Registration Shares offered by the Affiliates above comprise an aggregate of 71.2% of the Company’s issued and outstanding Common Stock; however, the greatest percentage held by any one such affiliate is 47.1% held by Dr. Sastry, which such shares are subject to a 24 month lock-up from the Closing Date. In addition, other than with respect to the Pre-Merger Shares, the other Affiliates are also subject to a 24 month lock-up on their Registration Shares from the Closing Date. The proposed offering contemplated under the Registration Statement complies with C&DI 216.14 because none of the Affiliates named above has an underwriting relationship with the Company, and none of them is acting as a conduit to effect a public offering of shares on behalf of the Company; therefore, the contemplated offering does not fail to qualify as a valid secondary offering.

Factor 4: The Amount of Registration Shares Involved.

The Company is seeking to register 13,090,586 shares of Common Stock for resale, and has a total of 13,490,586 shares of Common Stock outstanding. Regardless of the percentage of the Company’s public float that is being registered for resale, we believe that the proper inquiry regarding whether the offering is a primary distribution or a secondary resale is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public. However, we believe that it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09 and is not controlling.

The Staff has indicated that it will inquire as to the nature of any offering styled as a secondary offering that registers shares for resale in excess of one-third of the issuer’s public float. Our understanding is that the intended purpose of this test is to flag transactions for Staff review in order to ensure that securities purchased in “toxic” PIPE transactions were not resold to the public. These toxic transactions typically included convertible securities whose conversion price floated relative to the market price of the underlying stock. Public announcement of the PIPE transaction could put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of the stock held by existing investors.

August 24, 2018

However, we believe that this test was not intended as a substitute for a complete analysis of the circumstances surrounding an offering, as evidenced by C&DI 612.09. The Staff has also indicated, in its Securities Act Rules, Compliance and Disclosure Interpretations, Question 612.12 (“C&DI 612.12”) and in its Securities Act Forms, Compliance and Disclosure Interpretations, Question 216.14 that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule 415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, and such persons own more than 50% of the issuer’s securities.

The foregoing interpretive positions make clear that a holder in excess of one-half of an issuer’s outstanding shares can effect a valid secondary offering unless other facts demonstrate that the selling stockholders are acting as conduits for the issuer. Currently, Dr. Sastry beneficially own 6,166,667 shares, or 47.1%, of our outstanding Common Stock. However, Dr. Sastry received Merger Shares in exchange for her shares of capital stock in Amesite OpCo after becoming an Amesite Inc. stockholder on the Closing Date, in addition to purchasing Insider Investment Shares, as a legitimate investor. We have no reason to believe Dr. Sastry has the intention of effecting a distribution (as discussed above) of her Registration Shares. Notably, Dr. Sastry cannot sell her shares for twenty four months from the Closing Date pursuant to the terms of her Lock-up Agreement. The other Affiliates (other than with respect to Pre-Merger Shares held by Mr. Tompkins) also cannot sell their shares for 24 months from the Closing Date pursuant to their respective Lock-up Agreements. In this instance, none of the circumstances of the offering indicate that the Selling Stockholders are reselling the Registration Shares on behalf of the Company. The duration of the Selling Stockholders’ investment in the Registration Shares, considering the extensive length of time they have held the securities of the Company and the contractual restrictions contained on the ability to resell the Merger Shares, the Insider Investment Shares and the Consulting Shares demonstrate investment intent. The Selling Stockholders did not acquire the Registration Shares under circumstances that would indicate that such persons or entities were receiving compensation from the Company in connection with the resale of the Registration Shares or that the Company had any financial interest in the resale of the Registration Shares. Finally, as explained below, to the Company’s knowledge, the Selling Stockholders are not in the business of underwriting securities. In light of these circumstances, we submit that the number of Registration Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

We note further, that the Company has reviewed various historical guidance from Staff, including C&DI 612.12, which states that, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” The above historical guidance from the Staff illustrates that even a single, large stockholder with holdings approximately equal to the combined holdings of the Affiliates can effect a valid secondary offering of shares. The Registration Shares covered by the Registration Statement consist of shares held by 78 separate Selling Stockholders, and not by only one large Selling Stockholder.

August 24, 2018

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities.

The Selling Stockholders are comprised of individual investors, law firms and IR consultants. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Registration Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

The facts indicate that the Selling Stockholders made a fundamental decision to invest in the Company, or, in the case of the Consulting Shares, to receive compensation in the form of shares of Common Stock. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company.

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired the Registration Shares either in connection with a bona fide private placement transaction in which they made typical investment and private placement representations to the Company or as part of a highly negotiated merger transaction. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their Registration Shares, and likely will continue to do so for a significant period of time given the non-existent trading volume of the Common Stock and, especially for certain of the Selling Stockholders, the Lock-up Agreements. To the Company’s knowledge, the Selling Stockholders are comprised of individual investors, law firms and IR consultants not involved in the business of underwriting securities.  None of the Selling Stockholders is acting on behalf of the Company with respect to the Registration Shares, and the Company will receive no portion of the proceeds from any Selling Stockholder’s sale.

For the reasons described above, the Company respectfully submits to the Staff that the proposed resale of the Registration Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at ams@amesite.com, or Anthony W. Epps of Dorsey & Whitney LLP at (303) 352-1109.

Sincerely,
Amesite Inc.

/s/ Ann Marie Sastry
Ann Marie Sastry, Ph.D
Chief Executive Officer

cc:	Anthony W. Epps, Dorsey & Whitney LLP